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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                          TENDER OFFER STATEMENT UNDER
                          SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)
                                ----------------

                               TRAVELNOW.COM INC.

                       (Name of Subject Company (Issuer))

                                  WONSUB, INC.
                        HOTEL RESERVATIONS NETWORK, INC.

                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                  89490A 10 7

                     (CUSIP Number of Class of Securities)

                               GREGORY S. PORTER
                        HOTEL RESERVATIONS NETWORK, INC.
                        8140 WALNUT HILL LANE, SUITE 800
                              DALLAS, TEXAS 75231
                            TELECOPY: (214)369-7409

          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                            ------------------------

                                   COPIES TO:

               BRIAN M. LIDJI                               JEFFREY A. CHAPMAN
          SAYLES, LIDJI & WERBNER,                         CHRISTINE A. HATHAWAY
         A PROFESSIONAL CORPORATION                       VINSON & ELKINS L.L.P.
        RENAISSANCE TOWER, SUITE 4400                    3700 TRAMMELL CROW CENTER
               1201 ELM STREET                               2001 ROSS AVENUE
             DALLAS, TEXAS 75270                         DALLAS, TEXAS 75201-2975
          TELECOPY: (214) 939-8787                       TELECOPY: (214) 999-7797

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transaction to which the statement relates:

    /X/  third-party tender offer subject to Rule14d-1.

    / /  issuer tender offer subject to Rule13e-4.

    / /  going-private transaction subject to Rule13e-3.

    / /  amendment to Schedule13D under Rule13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Amendment No. 2 to Tender Offer Statement on Schedule TO (this
"Amendment") is filed by Wonsub,Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Hotel Reservations Network,Inc., a Delaware corporation ("HRN"). This Amendment amends and supplements the Schedule TO (the "Schedule TO") previously filed by Purchaser and HRN and relates to the offer by the Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of TravelNow.comInc., a Delaware corporation ("TravelNow"), at a purchase price of $4.16 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

    The information set forth in the Offer to Purchase, including the schedules thereto, and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, except as otherwise set forth below.

COVER PAGE

    The information set forth on the cover page is amended and supplemented by adding the following as the second paragraph:

           FOR A DISCUSSION OF THE FACTORS THE TRAVELNOW BOARD OF DIRECTORS CONSIDERED IN MAKING ITS RECOMMENDATION, PLEASE SEE THE SECTION TITLED "REASONS FOR THE RECOMMENDATION BY THE BOARD OF DIRECTORS" IN ITEM 4(B)(II) OF TRAVELNOW'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 FILED BY TRAVELNOW WITH THE SECURITIES AND EXCHANGE COMMISSION, A COPY OF WHICH WAS MAILED TO THE STOCKHOLDERS OF TRAVELNOW WITH THIS OFFER TO PURCHASE. ALTHOUGH NEITHER HRN NOR THE PURCHASER ASSUMES RESPONSIBILITY FOR, AND NEITHER HAS INDEPENDENTLY VERIFIED THE ACCURACY OR COMPLETENESS OF, THE INFORMATION CONTAINED IN TRAVELNOW'S SCHEDULE 14D-9, NEITHER HRN NOR THE PURCHASER HAS REASON TO BELIEVE THAT TRAVELNOW'S SCHEDULE 14D-9 IS INACCURATE OR MISLEADING. IF THE BOARD OF DIRECTORS OF TRAVELNOW RECEIVES AN UNSOLICITED ACQUISITION PROPOSAL, THEN THE BOARD MAY WITHDRAW OR MODIFY ITS RECOMMENDATION TO ACCEPT THE OFFER AND ADOPT THE MERGER TO THE EXTENT THE BOARD MUST TAKE SUCH ACTION TO COMPLY WITH THE BOARD'S FIDUCIARY OBLIGATIONS. SEE SECTION 11 OF THIS OFFER TO PURCHASE FOR ADDITIONAL INFORMATION.

SUMMARY TERM SHEET

    The information set forth under the heading "What does the board of directors of TravelNow think of this Offer?" is amended and supplemented by adding the following paragraph:

           For a discussion of the factors the TravelNow board of directors considered in making its recommendation, please see the section titled "Reasons for the Recommendation by the Board of Directors" in Item 4(b)(ii) of TravelNow's Solicitation/Recommendation Statement on Schedule 14D-9 filed by TravelNow with the Commission, a copy of which was mailed to the stockholders of TravelNow with this Offer to Purchase. Although neither HRN nor the Purchaser assumes responsibility for, and neither has independently verified the accuracy or completeness of, the information contained in TravelNow's Schedule 14D-9, neither HRN nor the Purchaser has reason to believe that TravelNow's Schedule 14D-9 is inaccurate or misleading. If the board of directors of TravelNow receives an unsolicited acquisition proposal, then the board may withdraw or modify its recommendation to accept the offer and adopt the merger to the extent the board

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       must take such action to comply with the board's fiduciary obligations. See Section 11 of this Offer to Purchase for additional information.

INTRODUCTION

    The information set forth under the heading "Introduction" is amended and supplemented by adding the following as the sixth paragraph:

           For a discussion of the factors the TravelNow board of directors considered in making its recommendation, please see the section titled "Reasons for the Recommendation by the Board of Directors" in Item 4(b)(ii) of TravelNow's Solicitation/Recommendation Statement on Schedule 14D-9 filed by TravelNow with the Commission, a copy of which was mailed to the stockholders of TravelNow with this Offer to Purchase. Although neither HRN nor the Purchaser assumes responsibility for, and neither has independently verified the accuracy or completeness of, the information contained in TravelNow's Schedule 14D-9, neither HRN nor the Purchaser has reason to believe that TravelNow's Schedule 14D-9 is inaccurate or misleading. If the board of directors of TravelNow receives an unsolicited acquisition proposal, then the board may withdraw or modify its recommendation to accept the offer and adopt the merger to the extent the board must take such action to comply with the board's fiduciary obligations. See Section 11 of this Offer to Purchase for additional information.

8.  CERTAIN INFORMATION CONCERNING TRAVELNOW.

    The second paragraph under the subheading "Forecasts" in Item 8 of the Schedule TO is replaced in its entirety with the following:

           These forecasts necessarily reflect numerous assumptions as to general business and economic conditions and other matters, many of which are inherently uncertain or beyond TravelNow's control. It is not possible to predict whether the assumptions made in preparing these forecasts will be valid, and actual results may prove to be materially higher or lower than these forecasts. Factors that may cause actual results to differ, perhaps materially, from these forecasts include changes in demand and prices for TravelNow's products, changes in the economic conditions of the various markets TravelNow serves, change in interest rates, and changes in the amount of severity of inclement weather. The inclusion of these forecasts does not mean that HRN considered them reliable or relied upon them, and these forecasts should not be relied on as predictors of future events. Although TravelNow made no representation to HRN regarding these forecasts and HRN does not take any responsibility for, and has not independently verified, the reasonableness, accuracy or completeness of these forecasts, HRN has no reason to believe that these forecasts are inaccurate or misleading.

11. BACKGROUND OF THE OFFER AND THE MERGER; CONTACTS WITH TRAVELNOW; THE MERGER AGREEMENT AND STOCKHOLDER AGREEMENTS.

    The information set forth in Item 11 under the subheading "Background of the Offer" is amended and supplemented by adding the following as the last paragraph:

           For a discussion of the factors the TravelNow board of directors considered in making its recommendation, please see the section titled "Reasons for the Recommendation by the Board of Directors" in Item 4(b)(ii) of TravelNow's Solicitation/Recommendation Statement on Schedule 14D-9 filed by TravelNow with the Commission, a copy of which was mailed to the stockholders of TravelNow with

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       this Offer to Purchase. Although neither HRN nor the Purchaser assumes responsibility for, and neither has independently verified the accuracy or completeness of, the information contained in TravelNow's Schedule 14D-9, neither HRN nor the Purchaser has reason to believe that TravelNow's Schedule 14D-9 is inaccurate or misleading. If the board of directors of TravelNow receives an unsolicited acquisition proposal, then the board may withdraw or modify its recommendation to accept the offer and adopt the merger to the extent the board must take such action to comply with the board's fiduciary obligations. See Section 11 of this Offer to Purchase for additional information.

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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       HOTEL RESERVATIONS NETWORK, INC.

                                                       By:            /s/ GREGORY S. PORTER
                                                            -----------------------------------------
                                                                        Gregory S. Porter
                                                                  GENERAL COUNSEL AND SECRETARY

                                                       WONSUB, INC.

                                                       By:            /s/ GREGORY S. PORTER
                                                            -----------------------------------------
                                                                        Gregory S. Porter
                                                                  GENERAL COUNSEL AND SECRETARY

Dated: February 6, 2001

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